Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

January 18, 2022

VIA EDGAR TRANSMISSION

Ms. Holly Hunter-Ceci
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Subversive Cannabis ETF S000074851
Subversive Metaverse ETF S000074851

Dear Ms. Hunter-Ceci:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on November 29, 2021, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 121 to its registration statement. PEA No. 121 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on October 13, 2021, for the purpose of registering two new series of the Trust: the Subversive Cannabis ETF (the “Cannabis Fund”) and the Subversive Metaverse ETF (the “Metaverse Fund”) (each a “Fund” and together, the “Funds”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 121.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.Staff Comment: Please file a legality opinion as an exhibit to the registration statement as to state and federal law as cannabis continues to be illegal federally. Please include in the opinion that the Cannabis Fund will not be violating, either directly or indirectly, state or federal laws. Please also include the Fund’s intention to invest in total return swaps. In addition, please ensure that the registration statement clarifies the nature of the cannabis companies in which the Cannabis Fund will invest in, including the status of their activities under state and federal law. The Staff may have additional comments after reviewing response.

Response: Please see the legality opinion included as part of this correspondence filing. The Trust further responds by confirming that it will file the opinion as an exhibit to the post-effective amendment filing.

2.Staff Comment: With respect to the Fees and Expenses of the Fund table for each Fund, please explain how each ETF estimated “Other Expenses” and how it determined that such estimate is reasonable.

Response: The Trust responds by supplementally noting that Other Expenses were estimated based on a review of sample portfolio holdings and an assumed asset growth for each Fund. The sample portfolio holdings were evaluated to determine the potential for additional fees from investments. The

Trust believes that the estimated Other Expenses for each Fund’s initial fiscal year are reasonable given each Fund’s expected portfolio holdings and assumed asset growth.

3.Staff Comment: Please include, as appropriate, a separate line item to the Fees and Expenses of the Fund table for Acquired Fund Fees and Expenses (“AFFE”).

Response: The Trust responds by supplementally stating that it does not anticipate AFFE for the Cannabis Fund to exceed 0.01% of the Fund’s net assets. The Trust further responds by confirming that to the extent AFFE exceeds 0.01% of the Fund’s net assets it will add a separate caption to the Fees and Expense of the Fund table.

Cannabis Fund Prospectus – Summary Section – Principal Investment Strategies

4.Staff Comment: Please supplementally explain and provide examples of THC Cannabis Companies that operate in the U.S. but sell cannabis legally in non-U.S. countries and how these companies are nonetheless involved in THC related businesses. Please also supplementally discuss how the Fund determines whether companies that are listed on a non-U.S. exchange but operate in the U.S. are U.S. companies. If the Cannabis ETF does not consider such companies to be U.S. companies, please include risk disclosure on the countries in which the Cannabis ETF expects to invest and their associated risks.

Response: The Trust responds by noting that examples of companies that operate legally in the U.S. but listed on a foreign exchange include Curaleaf Holdings, Inc., and Green Thumb Industries Inc. The Trust further responds that the Cannabis Fund considers such companies to be U.S. companies as they derive more than 50% of their revenues in the U.S., regardless of the exchange on which the company is listed. Accordingly, the Trust believes that additional risk disclosure related to the country in which a company’s shares are listed is not necessary.

5.Staff Comment: Please discuss in correspondence what “THC-related” means and what sort of companies the Fund considers to be THC Cannabis Companies. Please also disclose briefly what types of businesses and associated business activities are covered by the term THC Cannabis Companies.

Response: The Trust responds by noting that “THC-related” means relating to products, services and business activities that touch the cannabis flower (commonly referred to in the Cannabis industry as “touching flower”). The Trust further notes that the Fund considers THC Cannabis Companies to be those companies that derive at least 50% of their net revenue from legal THC-related sales. Such sales may also include the cultivation and production of cannabis where such company is directly touching flower. The types of businesses and associated business activities that are covered by THC Cannabis Companies include agriculture, biotechnology, pharmaceuticals, real estate, retail, and finance companies.

6.Staff Comment: Please confirm supplementally that the derivatives in which the Cannabis ETF will invest will be valued on a mark to market basis for purposes of Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Please also ensure the Fund’s derivatives disclosure is not generic and fully describes how the fund will use derivatives. Please refer to the requirements set forth in the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response: The Trust responds by supplementally confirming that for purposes of the Names Rules, derivatives will be valued on a mark to market basis. The Trust further responds that derivatives disclosure will not be generic and will address Fund’s use of derivatives. The Trust respectfully submits that the revised Summary Section disclosure appropriately states the types of derivatives in which the Fund may invest and the manner in which they will be used.

7.Staff Comment: In an appropriate location please more clearly disclose the types of investments the Cannabis Fund intends to make. For example, debt, equities and/or derivatives.

Response: The Trust responds by revising the first paragraph under Principal Investment Strategies in the summary section as follows (changes shown in strikethrough and underline):

“The Fund primarily invests in exchange-traded equity securities of THC Cannabis Companies. With respect to the equity securities of THC Cannabis Companies that are listed on exchanges in non-U.S. countries, the Fund intends to gain exposure to such securities through the use of derivative instruments, including total return swaps. Total return swap agreements allow the Fund to obtain exposure to a basket of equity securities without owning or taking physical custody of such securities ~~and in derivative instruments, including total return swaps, intended to provide exposure to such securities~~.”

Cannabis Fund Prospectus – Summary Section – Principal Risks

8.Staff Comment: If a Fund intends to transact primarily in cash rather than in-kind, please include cash transactions risk disclosure.

Response: The Trust responds by adding the following risk factor to Item 9 of the Prospectus:

“Cash Transactions Risk. Unlike many ETFs, the Funds may issue and redeem entirely in cash or partially in cash. As a result, an investment in the Funds may be less tax-efficient than an investment in an ETF that distributes portfolio securities in-kind. If a Fund effects a portion of redemptions for cash, such Fund may be required to sell portfolio securities to obtain the cash needed to distribute the redemption proceeds. Such sales may cause the applicable Fund to incur transaction costs. The applicable Fund may recognize gains on these sales it might not otherwise have recognized if it were to distribute portfolio securities in-kind, or to recognize the gain sooner than would otherwise be required.”

9.Staff Comment: With respect to New Adviser Risk, please consider expanding the risk factor to address any resource constraints the Adviser may experience and address any risks associated with this constraint.

Response: The Trust responds by supplementally confirming that, although the Adviser is a newly registered adviser and has not previously managed a registered fund, the Adviser has been operating since 2013 and does not have resource constraints that may be applicable to a newly formed entity. Accordingly, the Trust respectfully declines to make any changes associated with this comment.

10.Staff Comment: If derivatives are a principal part of the Cannabis Fund’s principal investment strategy, please address in Item 4 the types of derivative the Fund will use and how the Fund will use them.

Response: Please see the Trust’s response to Staff Comment 7 above for the revisions to the applicable disclosure.

11.Staff Comment: Please consider adding Micro-Cap risk to Small- and Mid-Capitalization Companies Risk for consistency with the Fund’s principal investment strategies.

Response: The Trust responds by making the requested revision.

Metaverse Fund Prospectus – Summary Section – Principal Investment Strategies

12.Staff Comment: With respect to the Metaverse Fund’s policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in securities of Metaverse Companies, please revise the Fund’s policy to address the criteria the Fund will use to assess whether and how such companies are tied to the services and products that support the infrastructure and operation of the metaverse. For example, companies that derive 50% of its revenue from Metaverse services and products. Please also provide the Staff with at least 5 examples of Metaverse Companies and why these companies are Metaverse Companies.

Response: The Trust responds by revising the disclosure to include the following:

“Metaverse companies are companies that derive at least 15% of its revenue from Metaverse services and products.”

The Trust further responds by noting that Nividia (NVDIA), Roblox (RBLX), Sony (SONY), Sea Limited, (SE), and Activision (ATVI) are all considered by the Metaverse Fund to be Metaverse Companies. Each of these companies have entered the Metaverse space in a meaningful way and derive at least 15% of their respective net revenues from Metaverse products and services in one or more of the layers of the Metaverse discussed in response to Staff Comment 15 below.

13.Staff Comment: Please supplementally explain in more detail the external subject matter experts’ role and function and whether these experts meet the definition of an investment adviser. As part of the analysis, please explain whether these experts will be compensated and by whom. Please also explain the oversight of the experts with respect to the Fund’s compliance program and its policies and procedures.

Response: The Trust responds by noting that the Adviser may engage certain industry experts who are not employees or access persons of the Adviser, and such experts may provide information with respect to the adoption by the public of technologies enabling access to the Metaverse and the creation of products to be used in the Metaverse. The Adviser may consider such information to inform its own decisions when considering an investment. These experts do not meet the definition of an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”). Section 202(a)(11) of the Advisers Act defines an investment adviser as any person or firm that: for compensation; is engaged in the business of; providing advice to others or issuing reports or analyses regarding securities. Such experts are not engaged in the business of providing advice regarding securities. Their function is to provide information about certain industries or the adoption by the public of technologies enabling access to the Metaverse and the creation of products to be used in the Metaverse, but not to advise others with respect to investing in securities. Information that experts may provide may include market positioning or sector growth. This information is then considered by the Adviser when informing its own investment decision with respect to making investment decisions for the Fund.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” of an investment company to mean (1) any person who pursuant to contract with an investment company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company; and (2) any other person who pursuant to contract with a person described in (1) above regularly performs substantially all of the duties undertaken by the person described in (1) above. The 1940 Act definition also provides that an investment adviser does not include a person who furnishes only statistical and other factual information, advice regarding economic factors and trends, or advice as to occasional transactions in specific securities. The external subject matter experts do not fall within the 1940 Act definition for a number of reasons: (1) there is no contractual agreement between the subject matter experts and the Fund; (2) such experts will not furnish advice regarding the desirability of any particular investment, but provide information about certain industries; and (3) such experts will not perform substantially all of the duties of an investment adviser contemplated by Section 2(a)(20) of the 1940 Act, as the Adviser has management duties and obligations that go well beyond determining securities for investment and with respect to which the experts have no role.

Such experts will be compensated by the Adviser out of its own legitimate profits. The Adviser has established policies and procedures, including an MNPI policy, which are designed to, among other things, ensure that Adviser’s investment professionals do not come into possession of MNPI or if they do come in the possession of MNPI, do not trade on such information.

14.Staff Comment: Please disclose the type of information and analyses the subject matter experts will use when assessing whether a company has current and future potential to generate profits from the Metaverse.

Response: The Trust responds by noting that Metaverse is nascent technology which is evolving rapidly. As a result, information and analysis that may be relevant today may become obsolete in a year. Nonetheless, we believe that Metaverse subject experts currently consider, among other things, adoption by the public of technologies enabling access to the Metaverse and the creation of products to be used in the Metaverse, such gaming applications. The Trust further responds supplementally confirming that that Metaverse subject experts provide insight into the Metaverse industry as a whole, which may include the creation of products to be used in the Metaverse. Accordingly, the Trust will revise the applicable disclosure as follows:

“A committee of Metaverse experts (the “Metaverse Committee”) composed of external subject matter experts will analyze the Metaverse, the adoption by the public of technologies enabling access to the Metaverse and the creation of products to be used in the Metaverse. ~~Companies, their role in supporting the Metaverse, and their current and future potential to generate profits from the Metaverse~~. Metaverse Companies selected for inclusion in the Fund’s portfolio will be engaged in activities that fall into one or more of the following seven layers of the Metaverse identified by the Metaverse Committee, each of which are described further below:”

15.Staff Comment: In addition to the Staff’s specific comments below, please consider revising the description of the seven layers of the metaverse in plain English and without Jargon.
a.Layer 1: Please explain “social” in more detail.
b.Layer 2: Please describe in more detail what “social” and “curation” mean.
c.Layer 3: Should the first sentence say, “do not necessarily need to know how to code”? In addition, please clarify “applications” in the second sentence.
d.Layer 4: Second sentence: Please describe “injecting space” in plain English.
e.Layer 5: Game assets: Please describe in more detail what “game assets” mean.
f.Layer 6: Please provide examples for how a company might connect a human body and mind to the Metaverse.

Response: The Trust responds by revising the disclosure as follows:

Layer 1: Experience – The Metaverse is about the incorporation of physical artifacts, space, distance and objects into the digital world. ~~dematerialization of physical space, distance and objects.~~ Games are expected to evolve to incorporate more forms of entertainment such as live music performances and esports (electronic sports), will drive online and social engagement. Companies in this layer will focus on the creation of games, social networks, esports, media and shopping.

Layer 2: Discovery – This layer is about the ~~push and pull that introduces people~~ introduction of potential users to new experiences. Communities and social interaction have the potential to drive users to the Metaverse. Companies in this space will focus on ad networks, social networks and curation (where an expert or review process selects what is included in a directory of software that may be used).

Layer 3: Creator Economy – Given ~~advance~~ advances in ~~of~~ technology, we are in ~~the~~ a creator era where now designers and creators do not necessarily need to know how to code. Companies are building the tools, templates and marketplaces that allow anyone to launch a website, business, and software applications. Companies in this layer will focus on design tools, asset markets, workflow and commerce.

Layer 4: Spatial Computing – The goal of companies in this layer is to dissolve the layer between the physical world and virtual world. This includes computing accurate maps and details of physical space, and also adding computation into everyday objects (such as home electronics or vehicles). ~~This could mean injecting space into computation or computation into space.~~ The key technologies that will build the Spatial Computing layer of the Metaverse are: 3D engines, mapping and interpretation, voice and gesture recognition, data integration and next generation user interfaces.

Layer 5: Decentralization – Blockchain technology will free financial assets from centralized control and custody, for example, through decentralized finance and non-fungible tokens (“NFTs”), which all rely on blockchains. A wave of innovation around decentralized markets could drive adoption and application for game assets (for example, characters, objects, sound effects, maps, and environments found within a video game and that are often purchased within the game itself).

Layer 6: Human Interface – The vast majority of the workforce relies on some level of technology to provide output, goods and services. Companies in this layer will focus on the hardware and technologies, such as virtual reality and augmented reality headsets, that connect the human body and mind to the Metaverse.

Layer 7: Infrastructure – ~~This~~ The Infrastructure layer includes the technology that enables our devices and connects them to each other and the network. The companies in this layer will focus on 5G, wifi, cloud, and semiconductors.

16.Staff Comment: The prospectus notes that applying a Subversive Metaverse Ranking (“SMR”) can be subjective, but will “rely on publicly available information where available.” Please disclose the types of data sources for this publicly available information, taking into account the next paragraph that indicates such companies may not have made any public announcements yet regarding the Metaverse.

Response: The Trust responds by revising the disclosure as follows (changes shown in underline and strikethrough):

“Once Metaverse Companies are identified across these layers, Subversive Capital Advisor LLC (the “Adviser”), the Fund’s investment adviser, will apply a Subversive Metaverse Ranking (“SMR”) to each company based on the level of focus and commitment to developing the Metaverse. Applying an SMR can be highly subjective; however, the Adviser and the Metaverse Committee will rely on publicly available information where available, including shareholder reports of issuers or the Bloomberg Terminal. Key drivers of applying an SMR may include the percentage of a company’s revenue, workforce, and future capital commitments associated with the Metaverse.”

17.Staff Comment: Please disclose the Fund’s concentration policy. The Staff may have further comments after its review of the revised disclosure

Response: The Trust responds by supplementally confirming that the Fund will not have a policy of concentrating its investments in any one industry or group of industries. Accordingly, the Trust has removed disclosure related to industry concentration.

Item 9 – Principal Risks

18.Staff Comment: Please consider disclosing in the principal investment strategies section that the Cannabis Fund will invest in depositary receipts or remove Depositary Receipt Risk. In addition, the Staff notes the Funds disclose Currency Exchange Rate Risk in Item 9. Please consider adding a corresponding risk factor in Item 4, if appropriate.

Response: The Trust responds by revising Depositary Receipt Risk to clarify it is applicable only to the Metaverse Fund. The Trust further responds by removing Currency Exchange Rate Risk from Item 9 disclosure.

19.Staff Comment: Please revise or delete the paragraph regarding closing the Funds to new investors or certain classes of investors as the fund are ETFs.

Response: The Trust responds by making the requested revision.

Statement of Additional Information (“SAI”)

20.Staff Comment: In the Acceptance of Orders of Creation Units section, please remove the word “absolute” before “right” and delete “d” adverse tax consequences and “f” adverse effect on the Trust or the rights of beneficial owners. Please see the commission statement in the proposing and adopting releases regarding Rule 6c-11 as to the suspension of the issuance of creation units. The Staff believe the disclosure in question is sufficiently broad to run counter to the proposing and adopting releases.

Response: The Trust responds by making the requested revisions.

21.Staff Comment: Please add the Funds’ proxy voting policy Appendix A to the SAI.

Response: The Trust responds by making the requested revision.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC: Marco Adelfio, Goodwin Procter LLP